Exhibit (a)(10)

Class Action Complaint filed in the Superior Court of New Jersey, Law Division, Mercer County on November 14, 2012 captioned Bello v. Doman, et al., Docket No. MER-L-2688-12.

LEVI & KORSINSKY LLP
Donald J. Enright (admitted in New Jersey)
1101 30th Street, N.W.
Suite 115
Washington, DC 20007
(T) 202-524-4290
(F) 202-333-2121

CARL BELLO, individually and on behalf of all others similarly situated,	:	SUPERIOR COURT OF NEW JERSEY MERCER COUNTY
:
Plaintiff,		Case No. L268872
:
v.		CIVIL ACTION
:

ROBERT F. DOMAN, JAY M. HAFT, ALFRED ALTOMARI, DAVID M. BARTASH, ALEXANDER W. CASDIN, PAUL J. HONDROS, MAGNUS MOLITEUS, DAVID M. WURZER, SUN PHARMACEUTICAL INDUSTRIES LIMITED, CARACO ACQUISITION CORPORATION, AND, DUSA PHARMACEUTICALS, INC.,

	: : : :	CLASS ACTION COMPLAINT
:
Defendants.

Plaintiff Carl Bello (“Plaintiff’) by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of DUSA Pharmaceuticals, Inc. (“DUSA” or the “Company”) against DUSA’s Board of Directors (the “Board” or the “individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Sun Pharmaceuticals Industries Limited (“Sun”) by means of an unfair process and for an unfair price.

2. DUSA is a market leader in photodynamic therapy (PDT), marketing products to dermatologists to treat patients with minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA commercial brands include BLU-U®, and LEVULAN®/KERASTICK®.

3. On November 8, 2012, Sun and the Company announced a definitive agreement under which Sun, through its wholly owned subsidiary Caraco Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of the outstanding shares of DUSA for $8.00 per share in cash (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $230 million.

4. The Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration. As described in more detail below, given DUSA’s recent strong performance as well as its future growth prospects, the consideration shareholders will receive is inadequate and undervalues the Company.

5. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated November 8, 2012 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirers or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Sun with 3 business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Sun a termination fee of $9 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives, including a sale of all or part of DUSA.

6. The Individual Defendants have breached their fiduciary duties of loyalty, due care, independence, good faith and fair dealing, and DUSA, Sun and Merger Sub have aided and abetted such breaches by DUSA’s officers and directors. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

7 . Plaintiff is, and has been at all relevant times, the owner of shares of common stock of DUSA.

8. DUSA is a corporation organized and existing under the laws of the State of New Jersey. It maintains its principal executive offices at 25 Upton Drive Wilmington, MA 01887.

9. Defendant Robert F. Doman (“ Doman”) has been the President and Chief Executive Officer of the Company since 2007, and a director of the Company since June 2006.

10. Defendant Jay M. Haft (“Haft”) has been a director of the Company since September 1996, and has served as Chairman of the Board since December 2008.

11. Defendant Alfred Altomari (“Altomare’) has been a director of the Company since July2 :2010.

12. Defendant David M. Bartash (“Bartash”) has been a director of the Company since November 2001, and currently serves as the Vice-Chairman of the Board and Lead Director.

13. Defendant Alexander W. Casdin (“Casdin”) has been a director of the Company since January 2009.

14. Defendant Paul J. Hondros (“Hondros”) has been a director of the Company since July 2010.

15. Defendant Magnus Moliteus (“Moliteus”) has been a director of the Company since July 2003.

16. Defendant David M. Wurzer (“Wurzer”) has been a director of the Company since July 2010.

17. Defendants referenced in 9 through 16 are collectively referred to as Individual Defendants and/or the Board.

18. Defendant Sun is an Indian corporation with its headquarters located at Acme Plaza, Andheri Kurla Rd, Andheri (E), Mumbai 400 059. Sun is one of the leading pharmaceutical companies in India, and one of the largest Indian companies in the U.S. generic market, offering a portfolio of generics including controlled substances and dermatologicals.

19. Defendant Merger Sub is a New Jersey corporation wholly owned by Sun that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

20. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of DUSA and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

21. Under New Jersey law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders and, if such transaction will result in a change of corporate control, the shareh01ders are entitled to receive a significant premium. To comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from the public shareholdcrs.

22. In accordance with their duties of loyalty and good faith, the Individual. Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of DUSA.

CLASS ACTION ALLEGATIONS

24. Plaintiff brings this action as a class action pursuant to scction 4.32 of the New Jersey Rules of Civil Procedure on behalf of all persons and/or entities that own DUSA common stock (the “Class”). Excluded from the Class are Defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

25. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. As of November 6, 2012, approximately 25 million shares of common stock were represented by the Company as outstanding. All members of the Class may be identified from records maintained by DUSA or its transfer agent and may be notified of the pendency of this action by mail, using forms of notice similar to that customarily used in securities class actions.

26. Questions of law and fact are common to the Class, including, inter alia, the following:

(i)

Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)

Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)

Have the Individual Defendants breached any of their other fiduciary duties to Plaintiff and the other membcrs of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(iv)

Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(v)	Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vi)	Have DUSA, Sun, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(vii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

27. Plaintiffs claims are typical of the claims of the other members of the Class. Plaintiff and the other members of the Class have sustained damages as a result of Defendants’ wrongful conduct as alleged herein.

28. Plaintiff will fairly and adequately protect the interests of the Class, and has no interests contrary to or in conflict with those of the Class that Plaintiff seeks to represent.

29. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

FURTHER SUBSTANTIVE ALLEGATIONS

30. DUSA is a market leader in photodynamic therapy (PDT), marketing products to dermatologists to treat patients with minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA commercial brands include BLU-U®, and LEVULAN®/KERASTICK®. DUSA’s Levulan combination therapy is approved by FDA for treatment of non-hyperkeratotic actinic keratoses or AKs of the face or scalp; BLU-U treatment has been approved by FDA for the treatment of moderate inflammatory acne vulgaris and general dermatological conditions.

31. Such innovative products have sparked steadily impressive financial results for the Company. On March 6, 2012, the DUSA released its full year 2011 financial results, including highlights such as:

•

For the second consecutive year, the Company reached profitability on both a GAAP and non-GAAP basis; as well as, generated positive cash flow (change in cash and cash equivalents and marketable securities) for the full year 2011.

•	GAAP net income was $3.3 million for the fourth quarter and $7.3 million for the full year 2011, representing year-over-year improvements of $0.4 mllion and $4.6 million, respectively.

•	Non-GAAP net income was a record $4.2 million for the fourth quarter and $9.6 million for the full year 2011, representing year-over-year improvements of $1.2 million and $5.3 million, respectively.

The Company generated $3.8 million in positive cash flow during the fourth quarter and $8.6 million in positive cash flow for the full year 2011.

•

Domestic PDT revenues reached a record high of $15.1 million for the fourth quarter of 2011, representing a $3.4 million or 29% improvement as compared to the prior year quarter. Full year 2011 domestic PDT revenues totaled $43.1 million, representing an $8.4 million or 24% improvement year-over-year.

32. Expanding upon these results, Doman discussed the success of the Company’s pharmaceutical products as well as the progress of the Company’s clinical trials, stating:

2011 was a very successful year for DUSA, fooled by more physicians and patients adopting Levulan® PDT as the treatment of choice for actinic keratosis

(AK). “We ended the year with exceptional results, including a 30% increase in domestic Kerastick® revenues and the sale of 105 BLU-U® units in the fourth quarter alone. This performance drove significant year-over-year income and cash flow improvements. In fact, our standalone fourth quarter 2011 income and cash flow results either met or exceeded our full year 2010 totals.

In 2012, we plan to build upon this momentum by continuing to increase existing account penetration and capturing new business. We also look forward to the results of our Phase 2 clinical trial which is evaluating a number of outcomes that could potentially support the expansion of our product label, including broad area application of the face and scalp, short drug incubation methods and the potential for reduction of AK recurrence in the treatment area.

33. The Company successfully continued to build upon this momentum in 2012. On May 8, 2012 the Company released its first quarter 2012 financial results. The first quarter financial, highlights included:

•	Total product revenues were $13.4 million for the quarter, representing a $2.4 million, or 22%, year-over-year improvement.

•	Domestic PDT revenues totaled $13.4 million for the quarter, representing a $2.7 million, or 26%, year-over-year improvement.

•	Domestic Kerastick® revenues totaled $12.6 million for the quarter, representing a $2.4 million, or 24%, year-over-year improvement.

•	Domestic BLU-U® sales volumes reached a record high at 114 units for the quarter with revenues of $0.8 million.

•	The Company generated $0.8 million in positive cash flow (change in cash, cash equivalents, and marketable securities) during the first quarter of 2012.

34. On August 2, 2012, the Company released its second quarter 2012 financia1 results. The Company’s second quarter financial highlights included:

•

Total product revenues were $11.7 million for the second quarter of 2012, representing a $2.1 million, or 21%, improvement year-over-year. Domestic Kerastick® revenues totaled $11.2 million for the second quarter of 2012, representing a $2.0 million, or 22%, imvovement year-over-year.

•	Product gross margins were $9.9 million for the second quarter of 2012, representing a $1.7 million, or 21%, year-over-year improvement.

•	The Company generated $2.3 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the second quarter of 2012.

35. Doman expanded upon these results, and laid out the Company’s development and revenue growing projects for the second half of 2012, stating:

The second quarter of 2012 was another strong quarter for the Company. This marks the 27th consecutive quarter of year-over-year domestic Kerastick® volume growth and the 11th consecutive quarter of being either cash flow positive and/or profitable on a non-GAAP basis. Quarterly top-line revenue growth and margin expansion allowed us to absorb incremental investment into our business while remaining cash flow positive and profitable on both a GAAP and non-GAAP basis.

For the remainder of 2012, we intend to build upon our strong first half financial performance, with a focus on increasing revenues and the further advancement of commercial and developmental projects to expand our Levulan® PDT franchise. We have completed, as planned, enrollment in both of our Phase 2 clinical studies utilizing the broad area/short drug incubation (BASDI) method for the treatment of actinic keratoses (AKs). We look forward to the preliminary results of these studies which we expect to announce in the latter part of this year.

36. The Company’s prospects moving forward appear bright, as the field of dermatological pharmaceuticals continues to grow more lucrative. As stated in a November 9, 2012, Daily News and Analysis article: “Estimates by research consultancy Express Scripts state that spending on derma products increased 18% on-year in the US in the first five months of 2012, driven mainly by rising cost of individual prescriptions. Sarabjit Kour Nangra, vice- president of research at Angel Broking, said margins on dermatological products in the US are slightly better (in the 20-25% range) than other products due to muted competition.”

37. This growth in the market of dermatological pharmaceuticals was further confirmed by the Company’s third quarter financial results released in a Form 10-Q (the “10-Q”) filed with the SEC on November 9, 2012. These results revealed, in part:

For the three and nine-month periods ended September 30, 2012, total products revenues, comprised of revenues from our Kerastick and BLU-UTproducts, were $9,740,000 and $34,887,000, respectively. This represents an increase of $366,000 or 4%, and $4,860,000, or 16%, over the comparable 2011 totals of $9,374,000 and $30,027,000, respectively.

For the three and nine-month periods ended September30, 2012, Kerastick® revenues were $9,305,000, and $33,166,000, respectively, representing a $386,000, or 4%, and $4,535,000, or 16%, increase over the comparable 2013 totals of $8,919,000, and $28,631,000, respectively.

Total product margins for the three and nine-month periods ended September 30, 2012 were $8,231,000 and $29,530,000, respectively, as compared to $7,962,000 and $25,513,000 for the comparable 2011 periods

38. In a press release dated November 8, 2012, the Company announced that it had entered into a merger agreement with Sun pursuant to which Sun, through Merger Sub, will commence a tender offer to acquire all of the outstanding shares of DUSA for $8.00 per share in cash. The Proposed Transaction is valued at approximately $230 million.

39. Given the Company’s recent strong performance, and its positioning for growth, the Proposed Transaction consideration is inadequate and significantly undervalues the Company. Sun is seeking to acquire the Company at the most opportune time, at a time when the Company is performing very well and is positioned for tremendous growth.

40. The Company’s stock price has risen quickly from the summer of 2012. While the Company’s stock price was $4.91 per share on June 1, 2012, it reached $7.00 per share on October 16,2012. This recent surge is detailed in the chart below:

41. Furthermore, according to Yahoo Finance, at least one Wall Street analyst had a price target of $9.50 per share before the Proposed Transaction was announced, while the average value posted by analysts on the website was $8.33 per share.

42. In addition, the Proposed Transaction consideration fails to adequately compensate DUSA’s shareholders for the significant synergies created by the merger. The Proposed Transaction is a strategic mergcr for Sun, giving it a footing in the lucrative sphere of dermatological pharmaceuticals. As stated by Dilip Shanghvi, Sun’s managing director: “Dusa’s business brings us an entry into dermatological treatment devices, where we see good growth opportunities. DUSA has proven technical capabilities in photodynamic skin treatments, with USFDA approved manufacturing.”

43. Despite the significant synergies inherent in the transaction for Sun, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Sun.

44. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

45. Section 6.8 of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Sun. Section 6.8(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirm.

46. Pursuant to § 6.8(e) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Sun of the bidder’s identity and the terms of the bidder’s offer. Thereafter, § 6.8(e) demands that should the Board determine to enter into a superior competing proposal, it must grant Sun 3 business days in which the Company must negotiate in good faith with Sun (if Sun so desires) and allow Sun to amend the terms of the Merger Agreement to make a counter-offer so that the Superior Proposal is no longer superior. In other words, the Merger Agreement gives Sun access to any rival bidder’s information and allows Sun a Free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Sun and piggy-back upon the due diligence of the foreclosed second bidder.

47. The Merger Agreement also provides that a termination fee of $9 million must be paid to Sun by DUSA if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

48. Sun is also the beneficiary of a “Top-Up” provision that ensures that Sun gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Sun receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Sun fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Sun an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

49. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

50. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

51. Plaintiff repeats all previous allegations as if set forth in full herein.

52. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of DUSA and have acted to put their personal interests ahead of the interests of DUSA shareholders.

53. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize DUSA’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

54. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of DUSA because, among other reasons:

(a) they failed to take steps to maximize the value of DUSA to its public shareholders and took steps to avoid competitive bidding,

(b) they failed to properly value DUSA; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of DUSA’s assets and will be prevented from benefiting from a value-maximizing transaction.

56. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

57. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against DUSA, Sun, and Merger Sub)

58. Plaintiff repeats all previous allegations as if set forth in full herein.

59. As alleged in more detail above, Defendants DUSA, Sun, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

60. As a result, Plaintiff and the Class members are being harmed.

61. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: November 13, 2012	Respectfully submitted,

Donald J. Enright (admitted in New Jersey)
LEVI & KORSINSKY LLP
1101 30th Street, N.W.
Suite 115
Washington, DC 20007
(T) 202-524-4290 (F) 202-333-2121

Appendix XII-B1

CIVIL CASE INFORMATION STATEMENT	FOR USE BY CLERKS OFFICE ONLY
(CIS)	PAYMENT TYPE ☐CK ☐CG ☐CA
Use for initial Law Division	CHG/CK NO.
Civil Part pleadings (not motions) under Rule 4:5-1
Pleading will be rejected for filing, under Rule 1:5-6(c),	AMOUNT:
If information above the black bar is not completed	OVERPAYMENT:
or attorney’s signature is not affixed	BATCH NUMBER:

ATTORNEY /PRO SE NAME Donald J.Enright	TELEPHONE NUMBER (202) 524-4290	COUNTY OF VENUE Mercer

FIRM NAME (If applicable) Levi & Korsinsky LLP	DOCKET NUMBER (when available) L268872
OFFICE ADDRESS 1101 30th street NW, Suite 115	DOCUMENT TYPE Complaint
Washington, DC 20007	JURY DEMAND ¢ Yes ☐ No

NAME OF PARTY (e.g., john Doe, Plaintiff) Carl Bello, Plaintiff	CAPTION Carl Bello, et al. v. Robert F.Doman, et. al.
CASE TYPE NUMBER (See reverse side for listing) 508	IS THIS A PROFESSIONAL MALPRACTICE CASE? ☐ YES ¢ NO IF YOU HAVE CHECKED “YES,” SEE N,J,S.A.2A:53 A- 27 AND APPLICABLE CASE LAW REGARDING YOUR OBLIGATION TO FILE AN AFFIDAVIT OF MERIT.
RELATED CASES PENDING? ☐ YES ¢ NO	IF YES, LIST DOCKET NUMBERS
DO YOU ANTICIPATE ADDING ANY PARTIES (arising out of same transaction or occurrence)? ☐ YES ¢ NO	NAME OF DEFENDANTS PRIMARY INSURANCE COMPANY (if known) ☐ NONE ¢ UNKNOWN

THE INFORMATION PROVIDED ON THIS FORM CANNOT BE INTRODUCED INTO EVIDENCE.
CASE CHARACTERISTICS FOR PURPOSES OF DETERMINING IF CASE IS APPROPRIATE FOR MEDIATION

DO PARTIES HAVE A CURRENT, PAST OR RECURRENT RELATIONSHIP? ☐ YES ¢ NO	IFYES, IS THAT RELATIONSHIP: ☐ EMPLOYER/EMPLOYEE ☐ FRIEND/NEIGHBOR ☐ OTHER(explain) ☐ FAMILIAL ☐ BUSINESS

DOES THE STATUTE GOVERNING THIS CASE PROVIDE FOR PAYMENT OF FEES BY THE LOSING PARTY? ☐ YES ¢ NO
USE THIS SPACE TO ALERT THE COURT TO ANY SPECIAL CASE CHARACTERISTICS THAT MAY WARRANT INDIVIDUAL MANAGEMENT OR ACCELERATED DISPOSITION

DO YOU OR YOUR CLIENT NEED ANY DISABLITY ACCOMMODATIONS? ☐ YES ¢ NO	IF YES, PLEASE IDENTIFY THE REQUESTED ACCOMMODATION
WILL AN INTERPRETER BE NEEDED? ☐ YES ¢ NO	IF YES, FOR WHAT LANGUAGE?
I certify that confidential personal identifiers have been redacted from documents now submitted to the court, and will be redacted from all documents submitted in the future in accordance with Rule 1.38-7(b).
ATTORNEY SIGNATURE:

Effective 05-07-2012, CN 1051-English	Page 1 to 2

Side 2
CIVIL CASE INFORMATION STATEMENT
(CIS)
Use for Initial pleadings (not motions) under Rule 4:5-1

CASE TYPES (Choose one and enter number of case type in appropriate space on the reverse side.)

Track I - 150 days’ discovery

151  NAME CHANGE

175  FORFEITURE

302  TENANCY

399  REAL PROPERTY (other than Tenancy, Contract, Condemnation, Complex Commercial or Construction)

502  BOOK ACCOUNT (debt collection matters only)

505  OTHER INSURANCE CLAIM (including declaratory judgment actions)

506  PIP COVERAGE

510  UM or UIM CLAIM (coverage issues only)

511  ACTION ON NEGOTIABLE INSTRUMENT

512  LEMON LAW

801  SUMMARY ACTION

802  OPEN PUBLIC RECORDS ACT (summary action)

999  OTHER (briefly describe nature of action)

Track II - 300 days’ discovery

305  CONSTRUCTION

509  EMPLOYMENT (other than CEPA or LAD)

599  CONTRACT/COMMERCIAL TRANSACTION

603NAUTO NEGLIGENCE – PERSONAL INJURY (non-verbal threshold)

603YAUTO NEGLIGENCE – PERSONAL INJURY (verbal threshold)

605  PERSONAL INJURY

610  AUTO NEGLIGENCE – PROPERTY DAMAGE

621  UM OR UIM CLAIM (includes bodily injury)

699  TORT – OTHER

Track III - 450days’ discovery

005  CIVIL RIGHTS

301  CONDEMNATION

602  ASSAULT AND BATTERY

604  MEDICAL MALPRACTICE

606  PRODUCT LIABILITY

607  PROFESSIONAL MALPRACTICE

608  TOXIC TORT

609  DEFAMATION

616  WHISTLEBLOWER/ CONSCIENTIOUS EMPLOYEE PROTECTION ACT (CEPA) CASE

617  INVERSE CONDEMNATION

618  LAW AGAINST DISCRIMINATION (LAD) CASE

Track IV- Active Case Management by Individual Judge/ 450 days’ discovery

156  ENVIRONMENTAL/ENVIRONMENTAL COVERAGE LITIGATION

303  MT. LAUREL

508  COMPLEX COMMERCIAL

513  COMPLEX CONSTRUCTION

514  INSURANCE FRAUD

620  FALSE CLAIMS ACT

701  ACTIONS IN LIEU OF PREROGATIVE WRITS

Centrally Managed Litigation (Track IV)

285 STRYKER TRIDENT HIP IMPLANTS 288 PRUDENTIAL TORT LITIGATION 289 REGLAN 290 POMPTON LAKES ENVIRONMENTAL LITIGATION	291 PELVIC MESH/GYNECARE 292 PELVIC MESH/BARD 293 DEPUY ASR HIP IMPLANT LITIGATION 296 ALLODERM REGENERATIVE TISSUE MATRIX 623 PROPECIA
Mass Tort (Track IV)

266 HORMONE REPLACEMENT THERAPY (HRT) 271 ACCUTANE/ISOTRETINOIN 274 RISPERDAL/SEROQUEL/ ZYPREXA 278 ZOMETA/AREDIA 279 GADOLINIUM	281 BRISTOL-MYERS SQUIBB ENVIRONMENTAL 282 FOSAMAX 284 NUVARING 286 LEVAQUIN 287 YAZ/YASMIN/OCELLA 601 ASBESTOS

If you believe this case requires other than that provided above, please Indicate the reason on side 1, in the space under “case characteristics.

Please check off each applicable category ☒ Putative Class Action ☐ Title 59

Effective 05-07-2012, CN 1051-English	page 2 of 2